INVESTMENT MANAGER AGREEMENT AMENDMENT

This AMENDMENT AGREEMENT made as of November 21, 2019, by and between City National Rochdale, LLC, a limited liability company organized under the laws of the state of Delaware (the "Adviser") and Ashmore Investment Management Limited, a company organized under the laws of England (the "Investment Manager"), on behalf of the City National Rochdale Fixed Income Opportunities Fund (the “Fund”), a series of City National Rochdale Funds (the "Trust"):

WHEREAS, the Adviser and the Investment Manager entered into an Investment Management Agreement dated 10 June 2014 as amended from time to time (the “Agreement”);

WHEREAS, the Adviser and the Investment Manager wish to amend the Agreement in accordance with Article 8.1 of the Agreement;

NOW, THEREFORE, in consideration of their mutual promises, the Adviser and the Investment Manager hereby agree as follows:

INTERPRETATION

1.1 Capitalised terms used herein by undefined shall have the meanings given to them in the Agreement.

1.2 References to sections are to sections of the Agreement and headings are inserted for convenience of reference only and shall not affect the construction of or the interpretation of this Amendment Agreement.

AMENDMENTS

2.1 Appendix A shall be deleted in its entirety and replaced with the revised Appendix A attached hereto with effect from December 2, 2019.

MISCELLANEOUS

3.1 No variation to this Amendment Agreement shall be effective unless made in writing executed by the parties.

3.2 This Amendment Agreement may be executed in any number of counterparts each of which shall be an original but so that such counterparts shall constitute one and the same Amendment Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed in their names and on their behalf by their duly authorized officers all on the day and year first above written.

CITY NATIONAL ROCHDALE, LLC

By:	/s/ Matthew Peron
Name:	Matthew Peron
Title:	Chief Investment Officer

ASHMORE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Alexandra Autrey
Name:	Alexandra Autrey
Title:	Authorised Signatory

APPENDIX A

Investment Guidelines for Account “CNR”

1.	Investment Objective

The Account will mainly seek to access the returns available from Emerging Market debt securities and other instruments, with a particular focus on Sovereign, Quasi-Sovereign and Corporate instruments denominated in U.S. Dollars or the currencies of other G7 countries.

2.	Account Benchmark

60% JP Morgan CEMBI Broad Diversified (Non-IG) and 40% JP Morgan EMBI Global Diversified (the “Benchmark”)

3.	Investment Guidelines

Investments which may be held by the Account are disclosed in the Registration Statement.

4.	Investment Restrictions

The Account will observe the following investment restrictions:

i.	The Account must invest at least 80% of its net assets in debt securities and instruments issued by Sovereigns, Quasi Sovereigns or Corporates in Emerging Markets.

ii.	The Account may not invest more than 5% of its net assets in a single Corporate issue (based on market value).

iii.	The Account may not invest more than 10% of its net assets in a single Corporate issuer.

iv.	The Account may not invest more than 25% of its net assets in a single Emerging Market country;

v.	The Account may not invest more than 5% of its net assets in illiquid securities;

vi.	The Account may only be permitted to invest its net assets in investments denominated in U.S. Dollars or the currencies of other G7 countries; and

vii.	The Account may only use FX forwards (deliverable and non-deliverable) for the purpose of hedging currencies of G7 countries.

All of the above restrictions are applied at the time of investment.

5.	Definitions

Corporate: means an entity that is not a Sovereign or a Quasi Sovereign entity but is either domiciled in, or derives at least 50% of its revenues in or from, one or more Emerging Markets.

Emerging Markets: means any country including by the International Monetary Fund in its list of Emerging and Developing Economies, any country which is considered a low-income, lower-middle-income, or upper-middle-income economy by the World Bank, and all countries represented in any widely-recognized index of emerging market securities.

Sovereign: means an Emerging Market government or any Supra-National.

Quasi Sovereign: means an entity (including a local or regional governmental body) that is fully guaranteed by a Sovereign or 100% directly or indirectly owned or controlled by a Sovereign. For the avoidance of doubt, a province and a city is classified as a Quasi Sovereign.

“Supra-National” means any supra-national or public international body to which two or more countries belong, typically formed through international treaties or agreements.

6.	Other

The Investment Guidelines shall not be deemed to have been breached as a result of changes in the price or value of investments (the "Original Investments") held by the Account brought about through market forces or movements in the market. If any Investment Guidelines are exceeded as a result of such market forces or movements or are otherwise breached, the Investment Manager shall:

-	acquire no further investments for the account of the Account which at the date of acquisition would result in any Investment Guidelines being further exceeded or breached; and

-	consider the steps to be taken to remedy the situation, if any, provided that the Investment Manager shall always be entitled to acquire or dispose of investments with a view to remedying any such excess or breach or, if in its opinion it is in the Account’s best interests to do so, otherwise retain the Original Investments in full.